UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

YuMe, Inc.

(Name of Subject Company)

YuMe, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98872B104

(CUSIP Number of Class of Securities)

Paul Porrini

YuMe, Inc.

1204 Middlefield Road

Redwood City, California 94063

(650) 591-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

James J. Masetti, Esq.

Christina F. Pearson, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, CA 94304

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of YuMe, Inc., a Delaware corporation (“YuMe”) filed with the Securities and Exchange Commission (the “SEC”) on January 4, 2018 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Redwood Merger Sub I, Inc., a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of RhythmOne plc, a public limited company incorporated and registered in England and Wales (“RhythmOne” or “Parent”), to acquire all of the outstanding shares of the common stock of YuMe, $0.001 par value per share (the “Shares”), in exchange for consideration, for each share validly tendered and not withdrawn, in the form of (i) $1.70 in cash and (ii) 0.7325 ordinary shares of RhythmOne (“RhythmOne Shares”), plus cash in lieu of any fractional shares, in each case, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange, dated January 4, 2018 and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(4) and (a)(1)(i), respectively, to the Tender Offer Statement on Schedule TO filed by RhythmOne and Purchaser with the SEC on January 4, 2018.

This Amendment No. 1 is being filed to reflect certain supplemental disclosures set forth below in this Amendment No. 1 to the Schedule 14D-9. Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

“Item 3. Past Contacts, Transactions, Negotiations and Agreements – (d)(1) Arrangements between YuMe and YuMe Directors and Executive Officers” is hereby amended by inserting a new paragraph on page 10 under the heading “Change in Control Agreements under the YuMe Stock Plans” as the third paragraph, with the former third paragraph becoming the fourth paragraph. The new third paragraph shall read as follows:

In January 2018, a performance award was granted to each of Mr. Porrini and Mr. Hudes pursuant to YuMe’s 2013 Equity Incentive Plan that provides for a lump-sum cash payment of $50,000 each, to be paid in 2018 in the event Mr. Porrini and Mr. Hudes, respectively, continue to provide services to YuMe, RhythmOne or any of their respective subsidiaries as a consultant or employee, respectively, on the 30th day following the Effective Time. It is currently anticipated that Mr. Porrini will serve as a consultant to the surviving entity for 30 days following the Effective Time, whereby he would make himself reasonably available as requested by the surviving entity. In the event either Mr. Porrini’s or Mr. Hudes’ services are terminated without “cause” during the 30-day period following the Effective Time, the cash payment amount will become immediately due and payable to such individual. These performance awards will not affect Mr. Porrini’s or Mr. Hudes’ rights under the Severance Plan.

Item 8. Additional Information to be Furnished.

“Item 8. Additional Information to be Furnished – (c) Other Material Information” is hereby amended by:

(1) Inserting the following paragraph immediately preceding the heading “(7) Forward-Looking Statements” on page 50 thereof as follows:

(7) Litigation Relating to the Tender Offer

On January 7, 2018, Lonnie McCrary (the “Plaintiff”), a purported stockholder of YuMe, filed a putative class action complaint against YuMe and certain current and former members of YuMe’s Board of Directors in the United States District Court for the Northern District of California (the “District Court”). This case is captioned McCrary v. YuMe, Inc. et al., Case No. 18-cv-130. The complaint alleges that (1) YuMe and the named individual defendants violated Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14a-9 promulgated thereunder, by filing a Registration Statement on December 26, 2017, and an Amendment to the Registration Statement on January 4, 2018 (the “Offering Statements”), which allegedly fail to disclose and/or misrepresent material information about the proposed tender offer, and (2) the named individual defendants, as control persons of YuMe, violated Section 20(a) of the Exchange Act in connection with the filing of the allegedly materially deficient Offering Statements. The alleged material omissions include information about RhythmOne’s business prospects, YuMe’s valuation, and Deutsche Bank’s fairness opinion. The Plaintiff has asked the District Court to, among other things, (i) enjoin YuMe and the named individual defendants from consummating the proposed transaction unless and until YuMe discloses allegedly material information omitted from the Offering Statements, and (ii) award the Plaintiff the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees. YuMe believes these claims are without merit and intends to vigorously defend the action. YuMe cannot predict the outcome of or estimate the possible loss or range of loss from this matter.

On January 9 and 10, 2018, additional, similar complaints were filed in the District Court against YuMe and the current members of YuMe’s Board and one similar complaint was filed in the United States District Court for the District of Delaware. Two of these complaints additionally name RhythmOne and one or more of its subsidiaries as defendants and one complaint additionally names YuMe’s President and Chief Executive Officer as a defendant. These complaints allege that the defendants violated Section 14(e) of the Exchange Act and/or Section 14(d), and Rule 14d-9 promulgated thereunder, by filing a Solicitation/Recommendation Statement on January 4, 2018, which allegedly fail to disclose and/or misrepresent material information about the proposed tender offer and that the YuMe Board, as control persons of YuMe, violated Section 20(a) of the Exchange Act in connection with the filing of the allegedly materially deficient Solicitation/Recommendation Statement. The alleged material omissions include information about RhythmOne’s business prospects, YuMe’s valuation, Deutsche Bank’s fairness opinion, and the alleged conflicts of interest of certain directors and officers of YuMe who may receive positions with RhythmOne following the Transactions. YuMe and RhythmOne believe these claims are without merit and intend to vigorously defend the actions. YuMe and RhythmOne cannot predict the outcome of or estimate the possible loss or range of loss from these matters.

It is possible that additional, similar complaints may be filed or the complaints described above are amended. If this occurs, neither YuMe nor RhythmOne intends to announce the filing of each additional, similar complaint or any amended complaint unless it contains allegations that are substantially distinct from those made in the pending actions described above.

(2) Amending and restating the heading “(7) Forward-Looking Statements” on page 50 thereof as follows:

“(8) Forward Looking Statements”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby supplemented by adding Exhibit (a)(5)(E), Exhibit (a)(5)(F), Exhibit (a)(5)(G), Exhibit (a)(5)(H) and Exhibit (a)(5)(I) as described below and attached hereto.

Exhibit No.	Description
(a)(5)(E)	Complaint filed by Lonnie McCrary against YuMe, Inc., et al. (filed January 7, 2018), No. 4:18-cv-00130-JSW (N.D. Cal.).

(a)(5)(F)	Complaint filed by Joel Rosenfeld against YuMe, Inc., et al. (filed January 9, 2018), No. 3:18-cv-00194 (N.D. Cal.).

(a)(5)(G)	Complaint filed by David Feuerborn against YuMe, Inc., et al. (filed January 9, 2018), No. 3:18-cv-00197 (N.D. Cal.).

(a)(5)(H)	Complaint filed by Anthony Franchi against YuMe, Inc., et al. (filed January 9, 2018), No. 1:18-cv-00075-UNA (Del.).

(a)(5)(I)	Complaint filed by Gordon Bright against YuMe, Inc., et al. (filed January 10, 2018), No. 3:18-cv-00237-SK (N.D. Cal.).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YUME, INC.

By:	/s/ Paul Porrini
	Name:	Paul Porrini, Chief Executive Officer

Dated: January 16, 2018